A-D Acquisition Holdings, LLC
                                 26 Main Street
                            Chatham, New Jersey 07928

                                                                   April 4, 2008

Delphi Corporation
5725 Delphi Drive
Troy, Michigan 48098

Ladies and Gentlemen:

     Reference is made to that certain Equity Purchase and Commitment Agreement, dated August 3, 2007, as amended on December 10, 2007 (as may be amended or supplemented, the "Agreement"), by and among A-D Acquisition Holdings, LLC ("ADAH"), Harbinger Del-Auto Investment Company, Ltd., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Goldman, Sachs & Co. and Pardus DPH Holding LLC (together with ADAH, the "Investors"), on the one hand, and Delphi Corporation (as a debtor-in-possession and a reorganized debtor, as applicable, the "Company"), on the other hand. Capitalized terms used herein and not defined, have the meanings set forth in the Agreement.

     This letter constitutes a notice of immediate termination of the Agreement in accordance with Section 12(d)(v), Section 12(d)(vi)(A) and Section 12(d)(vi)(B) of the Agreement. This termination notice is without prejudice to any Investor's ability to assert any other rights under the Agreement, including the right to terminate the Agreement pursuant to Section 12(d)(iii) or otherwise.

     The Company has breached provisions of the Agreement which would cause a failure of conditions in Section 9(a)(xvi) and 9(a)(xvii) to be satisfied, which failure has not been cured as of the third (3rd) Business Day prior to the Closing Date Outside Date or as of the date hereof. Consequently, ADAH is entitled to terminate the Agreement pursuant to Section 12(d)(v). These breaches include, without limitation, the following:

     o Section 3(d), by failing to put in place an equity capitalization that is consistent with this Section and that instead dilutes the Investors and other equity holders;

     o Section 5(o), by taking actions that are reasonably expected to result in the conditions to the Agreement not being satisfied, including, without limitation, the following conditions:

          o 9(a)(iii), relating to compliance with the Plan for the reasons set forth in this letter;

          o 9(a)(v), relating to an Alternate Transaction and Alternate Transaction Agreements;

          o    9(a)(vi), relating to a Change of Recommendation;

          o 9(a)(ix), relating to the failure of the conditions to the Effective Date of the Confirmed Plan for the reasons described in this letter;
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A-D Acquisition Holdings, LLC
Delphi Corporation
April 4, 2008
Page 2

          o 9(a)(xvi), relating to the truth and correctness of representations and warranties, including the equity capitalization representation in Section 3(d);

          o 9(a)(xvii), relating to failure to perform and comply with covenants and agreements in the Agreement and other documents delivered pursuant to the Agreement in all material respects (including for the reasons set forth in this letter);

          o 9(a)(xix), for failure to obtain proceeds from the Debt Financings as contemplated by the Agreement and failure to have the asset backed revolving loan facility described in the Financing Letter;

          o 9(a)(xx), for failing to demonstrate, to the reasonable satisfaction of ADAH, that the pro forma interest expenses for the Company (calculated in accordance with GAAP) during 2008 on the Company's Indebtedness will not exceed $585 million;

          o 9(a)(xxi), for entering into employment agreements and other compensation arrangements with senior management that are not reasonably acceptable to ADAH and do not comply with the terms of the Series A Preferred Stock and by failing to resolve all claims of former executive officers, or executive officers that have resigned or been terminated, on terms acceptable to ADAH or otherwise ordered by the Bankruptcy Court;

          o 9(a)(xxii), for failing to resolve all asserted or scheduled but not yet disallowed claims such that they are allowed or estimated for distribution purposes by the Bankruptcy Court in an amount no more than $1.45 billion;

          o    9(a)(xxvii), relating to capitalization; and

          o 9(a)(xxviii), by taking actions to implement Material Investment Documents (including the Rights Offering Registration Statement, Series C Certificate of Designations, debt financing documents (including agreements with GM and/or its Affiliates) and employment agreements) and/or amendments thereto that are not reasonably satisfactory to ADAH to the extent that they would have a material impact on the Investors' proposed investment.

     o Section 5(p), by reaching agreements with GM that are materially inconsistent with the Agreement and the Plan, that are outside the ordinary course of business and the terms of which would have a material impact on the Investors' proposed investment;

     o Section 5(p), by entering into material written agreements with GM and/or its Subsidiaries that are directly related to the Plan, the GM Settlement and/or the performance of the Transaction Agreements;

     o Section 5(t), by not using reasonable best efforts to arrange the Bank Financing and the GM Debt on the terms and conditions described in the Financing Letter and in Exhibit E

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A-D Acquisition Holdings, LLC
Delphi Corporation
April 4, 2008
Page 3

          of the Agreement and instead pursuing bank financing and GM debt that does not comply with the Agreement;

     o Section 8, by not using reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part to make effective the transactions contemplated by the Agreement, the Preferred Term Sheet, the GM Settlement and the Plan for all the reasons described in this letter;

     o Section 8(c)(i), by entering into employment agreements with senior management that are not reasonably acceptable to ADAH;

     o Section 8(c)(ii), by failing to enter into agreements and other arrangements acceptable to ADAH or otherwise ordered by the Bankruptcy Court with respect to claims against the Company of former members of the Company's management, and members of the Company's management, if any, who are resigning or being terminated in accordance with implementation of the Plan; and

     o Section 8(c)(vi), by implementing a Series C Certificate of Designations that is not consistent with the Preferred Term Sheet.

     The Company has entered into agreements or agreements in principle with GM and/or its Affiliates for an Alternate Transaction and has sought the Bankruptcy Court's approval relating to an Alternate Transaction. Moreover, there has been a Change of Recommendation by the Company. Consequently, under Section 12(g) of the Agreement, the Investors are entitled to be paid an Alternate Transaction Fee of $82,500,000 and any Transaction Expenses and other amounts certified by the Investors to be due and payable that have not previously been paid. Such amounts are to be paid, in accordance with Section 12(g) no later than the close of business on the next Business Day following the date of this termination letter. ADAH intends to provide to the Company its calculation of Transaction Expenses and other amounts that are due and payable as soon as reasonably practicable. ADAH, on its own behalf and on behalf of the other Investors, reserves all rights to such fees and expenses.

     As you know, the undersigned has been actively engaging in discussions to resolve our outstanding issues in a mutually acceptable manner, including mutually acceptable alternative transactions and will continue to actively engage in such discussions, including considering transactions in which ADAH would participate in a capacity different than currently envisioned by the Agreement.

                            [Signature page follows]

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A-D Acquisition Holdings, LLC
Delphi Corporation
April 4, 2008
Page 4

                                                  A-D ACQUISITION HOLDINGS, LLC


                                                  By: /s/ David Tepper
                                                      --------------------------
                                                  Name:
                                                  Title:

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A-D Acquisition Holdings, LLC
Delphi Corporation
April 4, 2008
Page 5

John Sheehan/Sean Corcoran/David Sherbin    Andrew Rosenberg
Delphi Corporation                          Paul, Weiss, Rifkin,
5725 Delphi Drive                            Wharton & Garrison LLP
Troy, MI 48098                              1285 Avenue of the Americas
                                            New York, NY 10019-6064

Eric L. Cochran
Marie L. Gibson                             Osamu Watanabe
Skadden, Arps, Slate, Meagher & Flom LLP    Steve Smith
Four Times Square                           UBS Securities LLC
New York, NY 10036                          299 Park Avenue
                                            New York, NY 10171
John Wm. Butler, Jr.
George Panagakis
Skadden, Arps, Slate, Meagher & Flom LLP    Leslie N. Silverman
333 West Wacker Drive                       Cleary Gottlieb Steen & Hamilton LLP
Chicago, IL 60606                           One Liberty Plaza
                                            New York, NY 10006
James Bolin
A-D Acquisition Holdings, LLC
c/o Appaloosa Management L.P.               Sandip Khosla
26 Main Street                              Donald Mullen
Chatham, NJ 07928                           Goldman, Sachs & Co.
                                            1 New York Plaza
Philip A. Falcone                           New York, NY 10004
Harbinger Del-Auto Investment
 Company, Ltd.
c/o Harbinger Capital Partners              Robert Reeder
Offshore Manager, LLC                       Sullivan & Cromwell LLP
555 Madison Avenue, 16th Floor              125 Broad Street
New York, NY 10022                          New York, NY 10004

General Counsel                             Timothy Bass
Harbert Management Corporation              Pardus DPH Holding LLC
1 Riverchase Parkway South                  590 Madison Avenue
Birmingham, AL 35244                        Suite 25E
                                            New York, NY 10022
Lynn Toby Fisher/Benjamin Mintz
Kaye Scholer LLP                            Rachel C. Strickland
425 Park Avenue                             Morgan D. Elwyn
New York, NY 10022                          Willkie Farr & Gallagher LLP
                                            787 Seventh Avenue
Robert Spork / Rick Morris                  New York, NY 10019-6099
Merill Lynch, Pierce,
 Fenner & Smith Incorporated
4 World Financial Center
New York, NY 10080

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